McLaughlin & Stern, llp

Steven W. Schuster Partner Direct Phone: (212) 448B6216 Direct Fax: (800) 203-1556 EBMail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448B1100 Fax (212) 448B0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677B5700 Fax (845) 677B0097

July 22, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:           GFR Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, June 30
and September 30, 2009
File No. 0-27959

Dear Mr. Rosenberg:

Pursuant to my conversations with Sasha Parikh, the following is our reply to your comments and inquiries in your letter of April 2, 2010 and December 22, 2009, regarding the periodic filings of GFR Pharmaceuticals Inc.  To facilitate your review, the responses re keyed to your comments.

Form 10-K for the fiscal year ended December 31, 2009

April 2, 2010

Item 9A. Controls and Procedures, Rage 13

1.	Refer to your response to our comment 1. You state that"there was a weakness in the reporting of bad debt." Please revise your proposed disclosure to:

•
disclose whether or not the weakness in the reporting of bad debt is a material weakness in your internal control over financial reporting, Please note that a material weakness precludes a conclusion that internal control over financial reporting is effective. If there are one or more material weaknesses in internal control over financial reporting, please revise your conclusion accordingly, and describe:

McLaughlin & Stern, llp

•     the nature of the material weakness;

•     its impact on the financial reporting and ICFR, if any; and • management's current plans or action already undertaken, if any, for remediating the material weakness.

•   disclose any change in your internal control over financial reporting identified in connection with the evaluation required that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please refer to SEC Release No 33-9072 and 33-8760 available on our website.

The Company has determined that the reporting of bad debt does not rise to the level of being a material weakness. The Company has concluded that the issue is not a deficiency such that there is a reasonable possibility that t material misstatement of the Company’s annual or interim financial statements will not e prevented or detected on a timely basis.  The Company believes that the problem is a deficiency that is important enough to merit attention by its chief financial officer, who is responsible for oversight of the Company’s financial reporting.  The Company intends to amend the disclosure in its amendment to the Form 10K for the Fiscal Year ended December 31, 2008 to indicate that the problem is a significant deficiency but is not considered a material weakness and that the Company has remedied the deficiency by more carefully monitoring its collection of accounts receivables and having the collection efforts reviewed more closely by its chief financial officer.  The Company will state that it believes that these steps will remediate the significant deficiency, and will continue to monitor the effectiveness of these steps and make any changes that management deems appropriate.

2. Please revise the second sentence of your proposed disclosure to clarify that indebtedness relates to your accounts receivable that are uncollectible.

The Company will revise this sentence to clarify that the indebtedness relates to its accounts receivables that are uncollectible.

December 22, 2009

Comment:

McLaughlin & Stern, llp

Report of Independent registered Public Accounting Firm, Page F-2

2.	Please revise to include a typed signature of your accounting firm. Refer to Rule 302 of Regulation S-T.

The typed signature of the accounting firm will be included with the amendment to the 10K.

Comment:

Exhibits 31. and 3l ..2

3.           We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 in its entirety and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K referring to your internal control over financial reporting.

The certifications will be revised to include the introductory language.

We hope that we have satisfactorily responded to the Commissions staff’s comments. If you have any further questions, or if we can be of any assistance to your review process, please do not hesitate to call me at 212 448-6216.

Thank you for your consideration.

Yours truly, /s/ Steven Schuster

cc: Sasha Parikh, Staff Accountant